Dennis Block

Tel 212-801-2222

Fax 212-805-5555

blockd@gtlaw.com

April 23, 2019

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549

Attention:        Christina Chalk, Esq., Senior Special Counsel

Re:                 Mack-Cali Realty Corporation

PRE 14A filed on April 12, 2019

DEF 14A filed April 16, 2018

DEF 14A filed March 18, 2019

File No. 1-13274

Dear Ms. Chalk:

On behalf of our client, Mack-Cali Realty Corporation (the “Company”), we are responding to the comments in respect of the Preliminary (Contested) Proxy Statement on Schedule 14A filed by the Company on April 12, 2019 (the “Preliminary Proxy Statement”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter to Dennis J. Block, dated April 19, 2019 (the “Comment Letter”).  Together with these responses, the Company is concurrently filing with the Commission its revised Preliminary (Contested) Proxy Statement via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, immediately following a restatement of each comment in bold, italicized type.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Preliminary Proxy Statement filed on April 12, 2019

1.              Staff Comment:  Since this is a contested solicitation involving a director election contest, the correct EDGAR “tag” is PREC14A.  Please revise in your next filing of the amended preliminary proxy statement.

Company Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s failure to use the correct PREC14A EDGAR tag for the Preliminary Proxy Statement was inadvertent and resulted from a miscoding by

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the Company’s external financial printer upon transmission of the Company’s initial filing with the Commission.  The Company’s financial printer has been notified and properly instructed, and the Company undertakes that all of its successive filings, including any definitive proxy statement, will be properly coded and designated.

Background of the Solicitation, page 7

2.                                      Staff Comment:  Update the Background section to reflect the contents of the letter to shareholders/press release issued on April 16, 2019, wherein you again express your willingness to appoint two Bow Street nominees to the Board of Directors to end the proxy contest.  We further note that this press release contains many statements of opinion which are characterized as facts.  Please avoid similar statements in future soliciting materials, including but not limited to your revised proxy statement (express them as opinions or beliefs, with appropriate support where necessary).

Company Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the updated Preliminary Proxy Statement to reflect the contents of the Company’s letter to shareholders / press release issued on April 16, 2019, in which the Company again expressed its willingness to nominate two independent director candidates to be mutually selected by Bow Street and the Company from Bow Street’s slate of four director nominees for election to the Mack-Cali Board at the 2019 Annual Meeting in order to end the proxy contest.

Furthermore, the Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company undertakes that it will avoid including statements of opinion characterized as facts, and will express them as opinions or beliefs (with appropriate support where necessary), in the Company’s future soliciting materials, including but not limited to the Company’s revised proxy statement.

Proposal No. 1 — Election of Directors, page 13

3.                                      Staff Comment:  We note that in February 2019, after receiving an indication of interest from Bow Street and its affiliates, the Board of Directors voted to increase the size of the Board from ten to eleven members.  Explain why the Board did so, including the timing of this action.

Company Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the Board of Directors’ decision to increase the size of the Board from ten to eleven members was unrelated to the Company’s receipt of Bow Street’s indication of interest.  The Board’s decision to increase the size of the Board was made on February 8, 2019.  Although the Board’s decision was made after Bow Street and DWREI initially contacted Mr. Smetana on January 28, 2019 to request a meeting to discuss a potential transaction, it was made before the February 25, 2019 in-person meeting at which Bow Street and DWREI presented their unsolicited proposal to the

Company for the first time, and long before Bow Street first informed the Company on March 10, 2019 of its intent to nominate a slate of candidates for election to the Board at the Annual Meeting.  Moreover, the Board’s decision to increase the size of the Board was publicly announced by the Company in its press release issued on February 11, 2019.  As a result, on March 14, 2019, when Bow Street delivered to the Company a formal notice of its intent to nominate a majority slate of six candidates for election to the Board at the Annual Meeting, Bow Street was fully aware that the size of the Board had been increased from ten to eleven members, as reflected in Bow Street’s notice of nominations, which stated that “the current Board consists of eleven directors.”  Accordingly, Bow Street was in no way prejudiced by the increase of the Board size from ten to eleven members.

The Board’s decision to nominate Ms. Myers and Ms. Pomerantz for election as directors of the Company at the Annual Meeting followed a search process initiated by the Board and its Nominating and Governance Committee in late 2018 to identify qualified director candidates to refresh the composition of the Board, with the goal of reducing average director tenure, increasing gender and racial diversity, and ensuring structured and orderly Board succession and continuity.  Ms. Myers has been nominated to replace Kenneth M. Duberstein, who has decided not to stand for re-election and will retire from the Board at the Annual Meeting.  In order to nominate Ms. Pomerantz, the Board has determined to increase the size of the Board from ten to eleven members.  As the Company announced in its press release issued on February 11, 2019, the nominations of Ms. Myers and Ms. Pomerantz were intended to be the start of a comprehensive process to refresh the Board over the next two years to ensure that it has the best mix of knowledge, experience, skills and business acumen to direct the Company’s strategy going forward.

*              *              *

On behalf of the Company, we hereby confirm the Company’s and its management’s understanding that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the foregoing responses to the Staff’s comments or require additional information, please do not hesitate to contact me at (212) 801-2222.

Sincerely,

Dennis J. Block

cc:       Mack-Cali Realty Corporation